UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13D
            Under the Securities Exchange Act of 1934




                     HOWELL INDUSTRIES, INC.
                         (Name of Issuer)




                           COMMON STOCK
                  (Title of Class of Securities)

                             44307310
                          (CUSIP Number)

                     Fredrick M. Miller, Esq.
                       Dykema Gossett PLLC
                      400 Renaissance Center
                     Detroit, Michigan  48243
                          (313) 568-6800
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                           May 21, 1997
     (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44307310

1.   Name of Reporting Person:  Oxford Automotive, Inc.
     S.S. or I.R.S. Identification No.
     of above person (optional):    38-3262809

2.   Check the Appropriate Box if a Member of a Group:
          (a)  [ ]
          (b)  [ ]

3.   SEC Use Only

4.   Source of Funds:  BK, WC, OO

5.   Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e):
          [ ]

6.   Citizenship or Place of Organization:  Michigan

     Number of Shares    7.  Sole Voting Power
                              -0-
     Beneficially        8.  Shared Voting Power
                              202,972
     Owned by Each       9.  Sole Dispositive Power
                              -0-
     Reporting Person    10. Shared Dispositive Power
            With              202,972

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
             202,972

12.  Check Box if the Aggregate Amount in Row (11) Excludes
Certain Shares
              [ ]

13.  Percent of Class Represented by Amount in Row (11)
              32.6%

14.  Type of Reporting Person:  CO


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
Item 1.   Security and Issuer.

     This Statement relates to the common stock (the "Common Stock"), of Howell Industries, Inc., a Michigan corporation (the "Issuer"). The address of the principal executive office of the Issuer is 17515 West Nine Mile Road, Suite 650, Southfield, Michigan 48075.


Item 2.   Identity and Background.

     This Statement is filed on behalf of Oxford Automotive, Inc. (the "Company"), a Michigan corporation. The primary business of the Company is the manufacture and sale of automotive parts and components. The address of the principal executive office of the Company is 2365 Franklin Road, Bloomfield Hills, Michigan 48203. During the past five years the Company has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws was issued nor in which there was a finding of any violation with respect to such laws.

     Background information for each of the directors and executive officers of the Company is set forth below, including as to each his (a) name, (b) residence or business address and
(c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. All such persons are United States citizens (except that Manfred J. Walt and Lawrence C. Cornwall are Canadian citizens). During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          1.   (a)  Selwyn Isakow
               (b)  2000 North Woodward Avenue
                    Bloomfield Hills, Michigan  48304
               (c)  Chairman of the Board of Directors
                    of the Company and President of
                    The Oxford Investment Group, Inc., a
                    private investment and corporate
                    development company  ("Oxford
                    Investment")
                    2000 North Woodward Avenue
                    Bloomfield Hills, Michigan  48304

2.             (a)  Rex E. Schlaybaugh, Jr.
               (b)  2000 North Woodward Avenue
                    Bloomfield Hills, Michigan  48304
               (c)  Vice Chairman of the Board and Secretary
                    of the Company; Vice Chairman of
                    Oxford Investment; Member,
                    Dykema Gossett PLLC,  attorneys,
                    1577 North Woodward Avenue, Suite 300
                    Bloomfield Hills, Michigan  48304


          3.   (a)  Steven M. Abelman
               (b)  2365 Franklin Road
                    Bloomfield Hills, Michigan  48203
               (c)  Director, President and Chief
                    Executive Officer of the Company

          4.   (a)  Manfred J. Walt
               (b)  Suite 4440 BCE Place
                    181 Bay Street
                    Toronto, Ontario Canada M5J 2T3
               (c)  Managing Partner - Financial Services
                    of the Edper Group Limited, a diversified
                    Canadian Merchant Bank with operations
                    in natural resources, power generating,
                    financial services and real estate

          5.   (a)  Charles L. Dardas
               (b)  2365 Franklin Road
                    Bloomfield Hills, Michigan  48203
               (c)  Vice President, Chief Financial Officer
                    and Treasurer of the Company

          6.   (a)  Lawrence C. Cornwall
               (b)  2365 Franklin Road
                    Bloomfield Hills, Michigan  48203
               (c)  Senior Vice President - Sales and
                    Engineering of the Company

          7.   (a)  John H. Ferguson
               (b)  2000 North Woodward Avenue
                    Bloomfield Hills, Michigan  48304
               (c)  Vice President - Financial Operations
                    of the Company




Item 3.   Source and Amount of Funds or Other Consideration.

     The Company is reporting its beneficial ownership of Common Stock which may be acquired upon exercise of an option (the "Option") granted to the Company to purchase 202,972 shares of the Common Stock (the "Shares") pursuant to the terms of a shareholder agreement, dated as of May 21, 1997 (the "Shareholder Agreement"), by and among the Company, HI Acquisition, Inc., a Michigan corporation and a wholly-owned subsidiary of the Company ("Acquisition"), and NBD Bank, a Michigan banking corporation, and Morton Schiff, co-trustees of the Herbert H. Freedland Marital Trusts established under The Herbert H. Freedland Trust Agreement dated November 3, 1972 (the "Shareholder"). The Option is currently exercisable; however, the Shareholder's obligation to sell the Shares is subject to the satisfaction of certain conditions precedent, including approval of the Shareholder Agreement by the Probate Court of Oakland County, Michigan. In the event that the Option is exercised by the Company, and such conditions precedent are satisfied, payment of the exercise price ($37.00 per Share, or $7,509,964, if exercised in full, subject to adjustment as provided in the Shareholder Agreement) will be made from funds made available through borrowings from banks, the identity of which is not yet known, or from funds then otherwise available to the Company.
The Shareholder Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference.


Item 4.   Purpose of Transaction.

     The Company entered into the Shareholder Agreement in connection with the execution of an Agreement and Plan of Merger among the Company, Acquisition and the Issuer, dated as of May 21, 1997 (the "Merger Agreement"), providing for, among other things, the Merger of Acquisition with and into the Issuer, with the Issuer as the surviving corporation (the "Merger") and the Company as its sole stockholder. In connection with the Merger, the shares of outstanding Common Stock of the Issuer would be converted into the right to receive $37.00 in cash from the Company, will thereafter cease to be authorized to be quoted on the American Stock Exchange and will be eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. The Merger Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference.

     Except as set forth in the Merger Agreement and the Shareholder Agreement, neither the Company nor, to the best of the Company's knowledge, any person listed in response to Item 2 hereof, has any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer; (c) a sale or transfer of a material amount of assets of the Issuer;
(d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "Exchange Act"); or (j) any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer.

     (a) As of the date hereof, the Company may be deemed to beneficially own the Shares. None of the individuals named in response to Item 2 are beneficial owners of any of the Shares reported hereby.

     (b) Pursuant to the Shareholder Agreement, the Shareholder has agreed with the Company (i) to vote the Shares as set forth therein; and (ii) not to sell or otherwise transfer or encumber the Shares or the voting rights thereof (See Item 6, below). Accordingly, the Company may be deemed to share the power to vote, direct the vote, dispose or direct the disposition of the Shares. Upon acquisition of the Shares pursuant to the Option, the Company would have the sole power to vote, direct the vote, dispose and direct the disposition of the Shares.

     (c)  Other than the Merger Agreement and the Shareholder
Agreement, no transactions have been effected in the Common Stock during the past sixty days by the Company or any of the individuals named in response to Item 2.

     (d) Pursuant to the terms of the Shareholder Agreement, the Shareholder is entitled to receive any and all dividends and other distributions that may be declared, set aside or paid by the Company with respect to the Shares during the term of the Shareholder Agreement.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer.

      Pursuant to the Option granted under the Shareholder Agreement, the Company has the right to acquire from the Shareholder all of the Shares. The Option shall terminate and shall no longer be exercisable, nor shall the Shares be purchasable thereunder, from and after the earlier of (i) termination of the Merger Agreement by mutual written consent of the Company and the Issuer pursuant to Section 7.1(a) of the Merger Agreement; and (ii) December 31, 1997.

     The obligation of the Shareholder to sell the Shares is subject to the following conditions:

          (i) neither the Company nor Acquisition shall be in breach in any material respect of the Merger Agreement;

          (ii) all waiting periods under the Hart-Scott-Rodino
Antitrust Improvements Act of 1976, as amended, and any securities laws applicable to the exercise of the Option shall have expired or been terminated;

          (iii) there shall be no preliminary or permanent injunction or other order, decree or ruling issued by any governmental or regulatory authority or agency (a "Governmental Entity"), nor any statute, rule, regulation or order promulgated or enacted by any Governmental Entity prohibiting, or otherwise restraining, such exercise of the Option; and

          (iv) the Shareholder shall have received an order of the Probate Court for the County of Oakland, Michigan (the
"Probate Court"), approving the Shareholder Agreement.

     The Company may terminate the Merger Agreement if, within 45 days of the date of the Merger Agreement, the Shareholder has not received the requisite approval of the Probate Court.

     In the Shareholder Agreement, the Shareholder agrees that (for so long as the Merger Agreement is in effect), at any meeting of the holders of the Common Stock, however called, or in connection with any written consent of the holders of the Common Stock, it shall vote (or cause to be voted) the Shares (a) in favor of the Merger, the execution and delivery by the Issuer of the Merger Agreement and the approval of the terms thereof and each of the other actions contemplated by the Merger Agreement and the Shareholder Agreement and any actions required in furtherance of the Merger Agreement and the Shareholder Agreement; (b) against any action or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of the Shareholder under the Shareholder Agreement; and (c) except as otherwise agreed to in writing in advance by the Company, against any of the following actions or agreements (other than the Merger Agreement or the transactions contemplated thereby): (i) any action or agreement that is intended, or could reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage or adversely affect the Merger, and the transactions contemplated by the Shareholder Agreement and the Merger Agreement; (ii) any extraordinary corporate transaction, such as merger, consolidation or other business combination involving the Issuer and its subsidiaries; (iii) a sale, lease or transfer of a material amount of assets of the Issuer or its subsidiaries or a reorganization, recapitalization, dissolution or liquidation of the Issuer or its subsidiaries; (iv) any change in the management or Board of Directors of the Issuer, except as proposed by the Company; (v) any change in the present capitalization or dividend policy of the Issuer; (vi) any amendment of the Issuer's articles of incorporation or bylaws; or (vii) any other material change in the Issuer's corporate structure or business.

     The Shareholder has also agreed in the Shareholder Agreement that, so long as the Shareholder Agreement is in effect, it will not (i) offer for sale, sell, transfer, tender, pledge, encumber, assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the offer for sale, sale, transfer, tender, pledge, encumbrance, assignment or other disposition of, any of the Shares or any interest therein, (ii) grant any proxies or powers of attorney, deposit any of the Shares into a voting trust or enter into a voting agreement with respect to any of the Shares or (iii) take any action that would make any representation or warranty of the Shareholder contained in the Shareholder Agreement untrue or incorrect or have the effect of preventing or disabling the Shareholder from performing its obligations under the Shareholder Agreement. In addition, the Shareholder has made certain customary representations, warranties and additional covenants in the Shareholder Agreement.

Item 7.   Material To Be Filed As Exhibits.

1.   Shareholder Agreement, dated May 21, 1997, by and among the
     Company, Acquisition  and the Shareholder.

2. Agreement and Plan of Merger, dated as of May 21, 1997, by and among the Company, Acquisition and the Issuer.

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                            SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  June 5, 1997
                              OXFORD AUTOMOTIVE, INC.


                              By:   /S/  REX E. SCHLAYBAUGH
                                     Name:   Rex E. Schlaybaugh
                                     Title:     Vice Chairman



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                          EXHIBIT INDEX


1.   Shareholder Agreement, dated May 21, 1997, by and among the
     Company, Acquisition  and the Shareholder.

 2. Agreement and Plan of Merger, dated as of May 21, 1997, by and among the Company, Acquisition and the Issuer.